 As filed with the Securities and Exchange Commission on January 26, 2006

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January 2006

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

  FOR IMMEDIATE RELEASE
 January 26, 2006

VIGO CARLUND PROPOSED AS NEW CHAIRMAN OF TELE2

Stockholm – Ahead of the Annual General Meeting on May 10, 2006, the Nomination Group of Tele2 AB, (“Tele2”), (Stockholmsbörsen: TEL2A and TEL2B), today announced that it proposes Vigo Carlund as the new Chairman of the Board of Directors of Tele2.

Vigo Carlund has been a member of the Board of Tele2 since 1995 and his other directorships include Invik & Co. AB, Metro International S.A., Millicom International Cellular S.A, Modern Times Group MTG AB and Transcom WorldWide S.A.

The Board of Directors of Tele2 previously appointed Vigo Carlund vice Chairman for the period until the Annual General Meeting.

Cristina Stenbeck, Chairman of the Nomination Group, comments; “During the past ten years, Vigo Carlund has been a part of Tele2’s great journey, from having annual revenues of SEK 2 billion in 1995 to SEK 43 billion in 2004. I am convinced that under Vigo’s leadership, the Board of Directors and management will continue to successfully grow Tele2 in the best interest of all shareholders.”

The Nomination Group’s complete Board proposal will be published in the notice to the Annual General Meeting.

The Nomination Group is comprised of Cristina Stenbeck on behalf of Investment AB Kinnevik and Emesco AB; Björn Lind on behalf of SEB Fonder and SEB Trygg Liv; Peter Rudman on behalf of Nordea’s mutual funds; and Mats Guldbrand on behalf of AMF Pension, who together represent more than 50 per cent of the voting rights in Tele2 AB.

Shareholders wishing to propose candidates for election to the Board of Directors of Tele2 AB should submit their proposals in writing to agm@tele2.se or to The Company Secretary, Tele2 AB, Box 2094, SE-103 13 Stockholm, Sweden.

CONTACTS

Dwayne Taylor	Telephone:	+ 44 20 7321 5038
Lena Krauss	Telephone:	+ 46 8 562 000 45
Investor enquiries

Visit us at our homepage: http://www.tele2.com

Tele2 is Europe’s leading alternative telecom operator. Tele2 always strives to offer the market’s best prices. With our unique values, we provide cheap and simple telecom for all Europeans every day. We have more than 30 million customers in 23 countries. We offer products and services in fixed and mobile telephony, Internet access, data networks, cable TV and content services. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmsbörsen since 1996. In 2004 we had operating revenue of SEK 43 billion and reported a profit (EBITDA) of SEK 6.6 billion.

SIGNATURES

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name:
Title:   CFO

Date: January 26, 2006